SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 0 - 21475

                          NOTIFICATION OF LATE FILLING

         (Check One):  X     Form 10-K   Form 11-K   Form 20-F   Form 10-Q
         For Period Ended:   April 30, 1999
         [   ]                     Transition Report on Form 10-K
         [   ]                     Transition Report on Form 20-F
         [   ]                     Transition Report on Form 11-K
         [   ]                     Transition Report on Form 10-Q
         [   ]                     Transition Report on Form N-SAR
         For the Transition Period Ended:____________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be concerned to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I      REGISTRANT INFORMATION

Full name of registrant

                  Dynamic International. Ltd.

Former name if applicable

Address of principal executive office (Street and Number)

                  58 Second Avenue

City,   state and zip code

                  Brooklyn, NY 11215

PART II RULE 13b-25 (b) AND ( c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on form
    10-K, 20-F, I I - K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date,

    Or the subject quarterly report or transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule I 2b-25(c) has been attached if applicable.


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PAGE III NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, IO-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant's financial statements have not been completed

PART IV    OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   William P. Dolan                   718                         369-4160
   (Name)                         (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (Is) been filed? If the answer is no, identify report(s).

                                                      X     Yes             No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion sheet thereof?

                                                      X     Yes             No

         If so: attached an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Dynamic International, Ltd.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    July 29, 1999                       By:  /s/ William P. Dolan
                                                  William P. Dolan V.P. Finance

INSTRUCTION:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If


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the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be complete and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in of filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

         5. Electronic Filers. This Form shall not used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filling date pursuant to Rule 13(b) of Regulation S-T.


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                                                                       EXHIBIT A

                              MOORE STEPHENS, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                         340 NORTH AVENUE EAST, SUITE 6
                             CRANFORD, NJ 07016-2461

                                                              July 29, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

         We are retained by Dynamic International, Ltd. And Subsidiary as independent certified public accountants to report on the financial statements at April 30, 1999 and for the two fiscal years then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-K, both as to form and timeliness. Due to the extensive period of time, and related delay in developing data for financial statements, we will not have sufficient time to complete our audit by July 29, 1999 which is the required filing date for the Company's annual report, without unreasonable effort and expense.

                                                    Very truly yours,

                                                    /s/ Moore Stephens, PC
                                                    ______________________
                                                    MOORE STEPHENS, P.C.


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PART IV     OTHER INFORMATION    (3)

The registrant will report a net loss of approximately $3,334,000 compared to a net profit $128,000 in the prior fiscal year. This change is due to reduced revenues and increased cost of sales and operating expenses.